                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   FORM 11-K


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

For the fiscal year ended December 31, 1997

                                       OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

For the transition period from __________ to __________


                         Commission file number 0-12379
                                                -------


                 FIRST FINANCIAL BANCORP THRIFT PLAN AND TRUST
                             THIRD AND HIGH STREETS
                              HAMILTON, OHIO 45011


                            First Financial Bancorp
                             Third and High Streets
                              Hamilton, Ohio 45011

                 Financial Statements and Supplemental Schedules

                  First Financial Bancorp Thrift Plan and Trust

                     Years ended December 31, 1997 and 1996
                       with Report of Independent Auditors

                  First Financial Bancorp Thrift Plan and Trust

                 Financial Statements and Supplemental Schedules

                     Years ended December 31, 1997 and 1996




                                TABLE OF CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits................................2
Statements of Changes in Net Assets Available for Benefits.....................4
Notes to Financial Statements..................................................6

Supplemental Schedules

Schedule of Assets Held For Investment Purposes...............................13
Schedule of Reportable Transactions ..........................................14

[LOGO] ERNST & YOUNG LLP     [] 1300 Chiquita Center       []Phone: 513 621 6454
                                250 East Fifth Street
                                Cincinnati, Ohio 45202


                         Report of Independent Auditors


Thrift Plan and Trust Administrative Committee of First Financial Bancorp

We have audited the accompanying statements of net assets available for benefits of First Financial Bancorp Thrift Plan and Trust as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Financial Bancorp Thrift Plan and Trust at December 31, 1997 and 1996, and changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             /s/ ERNST & YOUNG LLP
                                             ---------------------


May 7, 1998



       Ernst & Young LLP is a member of Ernst & Young International, Ltd.

                  First Financial Bancorp Thrift Plan and Trust

      Statement of Net Assets Available for Benefits, with Fund Information

                               December 31, 1997

                                                                    FUND INFORMATION
                                      ------------------------------------------------------------------------
                                                                                                      FIRST
                                                                                                    FINANCIAL
                                                                                                     BANCORP
                                                        FIXED                       DIVERSIFIED      COMMON
                                        SAVINGS        INCOME          BALANCED        STOCK          STOCK          1997
                                         FUND           FUND             FUND          FUND            FUND          TOTAL
                                      ----------------------------------------------------------------------------------------
ASSETS
Investments--at fair value:
    Prime Corporate Money Fund        $ 2,259,567      $ 245,677       $ 156,587       $ 51,487      $ 226,734    $ 2,940,052
    U.S. Treasury Notes                         -        233,306         142,013              -              -        375,319
    Bond Index Fund -
      Intermediate Term                         -            503             654              -              -          1,157
    Vanguard Index Fund-
      500 Portfolio                             -              -             990          7,125              -          8,115
    S&P Depository Receipts
      Trust                                     -              -         443,090      4,021,785              -      4,464,875
    First Financial Bancorp
      common stock                              -              -               -              -     28,585,664     28,585,664
                                      ----------------------------------------------------------------------------------------
Total investments                       2,259,567        479,486         743,334      4,080,397     28,812,398     36,375,182

Receivables:
    First Financial Bancorp                     -              -               -              -          3,792          3,792
    Participants                           69,981        (71,172)          1,370          3,360          6,439          9,978
    Interest and dividends                 10,904          1,069             110         19,862        186,003        217,948
                                      ----------------------------------------------------------------------------------------
Total receivables                          80,885        (70,103)          1,480         23,222        196,234        231,718

 Cash                                       1,551            950           2,624          7,319         12,385         24,829
                                      ----------------------------------------------------------------------------------------

Net assets available for benefits     $ 2,342,003      $ 410,333       $ 747,438    $ 4,110,938   $ 29,021,017   $ 36,631,729
                                      ========================================================================================



See accompanying notes.

                  First Financial Bancorp Thrift Plan and Trust

      Statement of Net Assets Available for Benefits, with Fund Information

                               December 31, 1996

                                                                      FUND INFORMATION
                                       ---------------------------------------------------------------------------
                                                                                                         FIRST
                                                                                                       FINANCIAL
                                                                                                        BANCORP
                                                         FIXED                      DIVERSIFIED          COMMON
                                         SAVINGS        INCOME         BALANCED        STOCK             STOCK             1996
                                          FUND           FUND            FUND          FUND               FUND             TOTAL
                                       -------------------------------------------------------------------------------------------
ASSETS
Investments--at fair value:
    EB Money Market Fund               $ 2,550,567      $     150      $   4,289    $     4,080          $ 129,129    $ 2,688,215
    Managed GTD Investment
      Contract Fund                              -        626,515              -              -                  -        626,515
    American Balanced Fund                       -              -        493,022              -                  -        493,022
    Victory Diversified Stock Fund               -              -              -      2,839,423                  -      2,839,423
    First Financial Bancorp
      common stock                               -              -              -              -         18,279,281     18,279,281
                                       -------------------------------------------------------------------------------------------
Total investments                        2,550,567        626,665        497,311      2,843,503         18,408,410     24,926,456

Receivables:
    First Financial Bancorp                      -              -              -              -             17,491         17,491
    Participants                             4,156          2,249          4,632         10,303             24,719         46,059
    Interest and dividends                  11,994              4         29,016             20            175,919        216,953
                                       -------------------------------------------------------------------------------------------
Total receivables                           16,150          2,253         33,648         10,323            218,129        280,503

Cash                                             -              -              -              -                  -              -
                                       -------------------------------------------------------------------------------------------
Total assets                             2,566,717        628,918        530,959      2,853,826         18,626,539     25,206,959

LIABILITIES
Stock purchase payable                           -              -        (29,003)             -                  -        (29,003)
                                       -------------------------------------------------------------------------------------------
Total liabilities                                -              -        (29,003)             -                  -        (29,003)
                                       ===========================================================================================
Net assets available for benefits      $ 2,566,717      $ 628,918      $ 501,956    $ 2,853,826       $ 18,626,539   $ 25,177,956
                                       ===========================================================================================



See accompanying notes.

                  First Financial Bancorp Thrift Plan and Trust

           Statement of Changes in Net Assets Available for Benefits,
                             with Fund Information

                               December 31, 1997

                                                                         FUND INFORMATION
                                             --------------------------------------------------------------------
                                                                                                        FIRST
                                                                                                      FINANCIAL
                                                                                                       BANCORP
                                                 SAVINGS       FIXED                    DIVERSIFIED    COMMON
                                                 ACCOUNT      INCOME      BALANCED        STOCK         STOCK            1997
                                                   FUND        FUND         FUND           FUND          FUND           TOTAL
                                             ------------------------------------------------------------------------------------
Investment income:
   Net appreciation in fair value
      of investments                         $         -    $  40,743    $  82,787      $ 339,240     $12,294,491    $12,757,261
   Dividends                                           -            -            -        474,949         705,717      1,180,666
   Interest                                      134,926       (1,514)      20,998         20,224          19,181        193,815
                                             ------------------------------------------------------------------------------------
Total investment income                          134,926       39,229      103,785        834,413      13,019,389     14,131,742

Employer contributions                                 -            -            -              -         564,837        564,837
Participant contributions                         97,733       54,848      124,411        462,491         690,766      1,430,249
Transfers from merged plans                        6,052        1,831        3,153          4,476          78,447         93,959
Benefit payments                                (212,388)    (598,643)    (145,133)      (217,845)     (3,593,005)    (4,767,014)
                                             ------------------------------------------------------------------------------------
Net increase prior to interfund transfers         26,323     (502,735)      86,216      1,083,535      10,760,434     11,453,773

Interfund transfers                             (251,037)     284,150      159,266        173,577        (365,956)             -
                                             ------------------------------------------------------------------------------------
Net increase (decrease) in net assets
   available for benefits                       (224,714)    (218,585)     245,482      1,257,112      10,394,478     11,453,773
Net assets at beginning of year                2,566,717      628,918      501,956      2,853,826      18,626,539     25,177,956
                                             ------------------------------------------------------------------------------------
Net assets available for benefits
   at end of year                            $ 2,342,003    $ 410,333    $ 747,438    $ 4,110,938     $29,021,017    $36,631,729
                                             ====================================================================================



See accompanying notes.

                  First Financial Bancorp Thrift Plan and Trust

           Statement of Changes in Net Assets Available for Benefits,
                             with Fund Information

                               December 31, 1996

                                                                       FUND INFORMATION
                                              --------------------------------------------------------------------
                                                                                                         FIRST
                                                                                                       FINANCIAL
                                                                                                        BANCORP
                                                SAVINGS       FIXED                     DIVERSIFIED      COMMON
                                                ACCOUNT       INCOME       BALANCED        STOCK          STOCK          1996
                                                  FUND         FUND          FUND           FUND          FUND          TOTAL
                                              -----------------------------------------------------------------------------------
Investment income:
    Net appreciation in fair value
      of investments                          $         -    $  36,712     $   1,603    $   167,434      $ 191,827   $   397,576
    Dividends                                           -            -        40,013        360,347        641,925     1,042,285
    Interest                                      133,718           70           160            371         12,342       146,661
                                              -----------------------------------------------------------------------------------
Total investment income                           133,718       36,782        41,776        528,152        846,094     1,586,522

Employer contributions                                  -            -             -              -        569,818       569,818
Participant contributions                         105,178       52,767       113,637        317,783        730,707     1,320,072
Transfers from merged plans                       326,067       64,882       156,108        159,600        496,746     1,203,403
Benefit payments                                 (213,034)     (20,601)      (12,391)      (222,258)    (1,751,307)   (2,219,591)
                                              -----------------------------------------------------------------------------------
Net increase prior to interfund transfers         351,929      133,830       299,130        783,277        892,058     2,460,224

Interfund transfers                                (9,945)     (20,264)       22,194        312,101       (304,086)            -
                                              -----------------------------------------------------------------------------------
Net increase in net assets
    available for benefits                        341,984      113,566       321,324      1,095,378        587,972     2,460,224
Net assets at beginning of year                 2,224,733      515,352       180,632      1,758,448     18,038,567    22,717,732
                                              -----------------------------------------------------------------------------------
Net assets available for benefits
    at end of year                            $ 2,566,717    $ 628,918     $ 501,956    $ 2,853,826    $18,626,539   $25,177,956
                                              ===================================================================================



See accompanying notes.

                  First Financial Bancorp Thrift Plan and Trust

                          Notes to Financial Statements

                     Years ended December 31, 1997 and 1996

1. DESCRIPTION OF THE PLAN

The following brief description of the First Financial Bancorp Thrift Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description for more information.

First Financial Bancorp (Bancorp) is the sponsor of the Plan.

GENERAL

The Plan is a defined-contribution plan, qualified under Section 401 of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers substantially all employees of First Financial Bancorp (Plan Sponsor) and affiliates who have attained at least one year of service and are age twenty-one or older. The Plan is subject to the provisions of Section 401(k) of the Internal Revenue Code whereby the participants' discretionary contributions would not be reportable as compensation for federal and state income tax purposes. The Plan is a single plan of a controlled group as defined in Code Sections 414(b) and 414(c).

FUNDING

Employer contributions to the Plan are equal to 50 percent of the employee's contribution limited to 3 percent of the employee's base salary. Employer contributions are invested in the First Financial Bancorp Common Stock Fund and are fully vested upon contribution to the Plan. Although the sponsor has not expressed any intention to do so, it has the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to provisions set forth in ERISA.

Participants may elect to make contributions to the Plan of up to 12 percent of their eligible salary on a before-tax basis. Prior to February 1, 1986, participants were permitted to contribute certain amounts on an after-tax basis. All contributions are fully vested when made and can be made to any of the investment options.

                  First Financial Bancorp Thrift Plan and Trust

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPATING CORPORATIONS

The terms of the Plan provide that any corporation, which is or becomes a subsidiary of Bancorp may, with consent of Bancorp, adopt this plan for those employees which the subsidiary determines shall be eligible.

Effective July 1, 1997, the Plan was amended to admit the employees of Farmers State Bank and National Bank of Hastings, wholly-owned subsidiaries of Bancorp. The National Bank of Hastings 401(k) Employee Savings Plan assets of $93,959 were transferred into the Plan. Farmers State Bank did not have an existing comparable plan prior to merging with Bancorp. Effective January 1, 1996, the Plan was amended to admit the employees of Bright National Bank and Peoples Bank and Trust Company, wholly-owned subsidiaries of Bancorp. The Bright National Bank 401(k) Profit Sharing Plan assets of $1,203,403 were transferred into the Plan. The Peoples Bank and Trust Company did not have an existing comparable plan prior to merging with Bancorp.

BENEFIT PAYMENTS

Participants who have withdrawn all of their after-tax contributions may elect to withdraw employer contributions and the earnings of their accounts. Employer contributions withdrawn are limited to those made more than eight plan quarters prior to the quarter in which the withdrawal is being made. Such a withdrawal suspends the participant's right to make contributions for one year.

Active employees under 59-1/2 years of age may withdraw before-tax savings only if the participant can prove "financial hardship" as defined by the Internal Revenue Service. If a participant is an active employee over 59-1/2 years of age, he or she may withdraw any amount of before-tax savings for any reason. Any distribution of before-tax funds results in a one year suspension of participation in the Plan. Withdrawal of funds must be made in the following sequences: after-tax contributions; earnings on participants' after-tax contributions; employer contributions; and before-tax contributions.

                  First Financial Bancorp Thrift Plan and Trust

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANTS' ACCOUNTS

Earnings are allocated on beginning account balances less any withdrawals during the quarter. A participant may elect to withdraw all or any part of his or her after-tax savings from the Plan. Such withdrawal suspends the participant's right to make future contributions for six months.

Employee contributions to the Plan may be allocated, in 20 percent increments, among any of the five available funds, as follows:

The Savings Fund invests primarily in a money market fund which holds a diversified portfolio of high-grade short-term debt obligations that have minimal credit risk. The fund seeks to maintain a net asset value of $1.00 per unit. The investment objective is to provide income, preserve capital, and provide liquidity.

The Fixed Income Fund invests primarily in shares of a registered investment company that invests in a diversified portfolio of U.S. Government bonds, notes, agencies, and high quality corporate bonds with maturities of 10 years or less. It also invests directly in U.S. Government obligations. The objectives of the Fixed Income Fund are to provide a reasonable level of income and stability of capital.

The Balanced Fund invests primarily in a diversified portfolio of stocks, bonds and other fixed-income securities. The objectives of this fund include providing current income, conserving capital, and long-term growth of capital. The Balanced Fund's risk is generally considered to be more than the Savings and Fixed Income Funds, but less than the Diversified Stock Fund and the First Financial Bancorp Common Stock Fund.

The Diversified Stock Fund invests primarily in shares of registered investment companies that invest in a diversified portfolio of common stocks. The investment objective of the Diversified Stock Fund is long-term growth of capital.

                  First Financial Bancorp Thrift Plan and Trust

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANTS' ACCOUNTS (CONTINUED)

The First Financial Bancorp Common Stock Fund invests primarily in First Financial Bancorp Common Stock. The investment objective is long-term growth of capital. This fund is generally considered to be the riskiest investment alternative offered because of the absence of diversification.

PLAN TERMINATION

In the event of termination, the net assets will be distributed to participants and beneficiaries in proportion to their respective account balances which become 100 percent vested.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Separate trust accounts at Key Trust Company of Ohio, N.A. were used to hold and invest the Plan's assets through December 12, 1997. On that date, the Plan's assets were transferred to trust accounts at First National Bank of Southwestern Ohio, a wholly-owned subsidiary of Bancorp. Investments are stated at fair values based on quoted closing market prices obtained by the trustee from published market data. Security transactions are recorded on the trade date.

3. INVESTMENTS

The Plan uses the average cost method for determining the cost of securities sold when determining realized gains and losses. During 1997 and 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value by $12,757,261 and $397,576, respectively, as follows:

                  First Financial Bancorp Thrift Plan and Trust

3. INVESTMENTS (CONTINUED)

                                                               YEAR ENDED DECEMBER 31, 1997
                                                --------------------------------------------------------------------
                                                                                           FIRST
                                                                                         FINANCIAL
                                                 FIXED                  DIVERSIFIED       BANCORP
                                                INCOME      BALANCED       STOCK        COMMON STOCK
                                                 FUND         FUND          FUND            FUND            TOTAL
                                                --------------------------------------------------------------------
Unrealized appreciation (depreciation) in
  fair value of:
     First Financial Bancorp common stock       $    --     $     --      $      --      $ 10,483,706    $10,483,706
     U.S. Treasury Notes                            234          142             --               --             376
     Vanguard Bond Index
       Fund-Intermediate Term                         3            4             --               --               7
     Vanguard Index Fund-500 Portfolio               --          (11)           (74)              --             (85)
     S&P Depository Receipts Trust                   --          646          5,768               --           6,414

Realized gain:
   Managed GTD Investment Contract Fund          40,506       (6,725)            --               --          33,781
   American Balanced Fund, Inc.                      --       88,731             --               --          88,731
   Victory Diversified Stock Fund                    --           --        333,546               --         333,546
   First Financial Bancorp common stock              --           --             --        1,810,785       1,810,785
                                                --------------------------------------------------------------------
Net appreciation                                $40,743     $ 82,787      $ 339,240      $12,294,491     $12,757,261
                                                ====================================================================

                                                                YEAR ENDED DECEMBER 31, 1996
                                                --------------------------------------------------------------------
                                                                                             FIRST
                                                                                           FINANCIAL
                                                 FIXED                    DIVERSIFIED       BANCORP
                                                 INCOME      BALANCED        STOCK        COMMON STOCK
                                                  FUND         FUND           FUND            FUND           TOTAL
                                                --------------------------------------------------------------------
Unrealized appreciation (depreciation) in
  fair value of:
     Managed GTD Investment Contract Fund       $27,420       $   --       $     --        $      --      $  27,420
     American Balanced Fund, Inc.                    --          747             --               --            747
     Victory Diversified Stock Fund                  --           --        148,988               --        148,988
     First Financial Bancorp common stock            --           --             --         (273,943)      (273,943)

Realized gain:
   Managed GTD Investment Contract Fund           9,292           --             --               --          9,292
   American Balanced Fund, Inc.                      --          856             --               --            856
   Victory Diversified Stock Fund                    --           --         18,446               --         18,446
   First Financial Bancorp common stock              --           --             --          465,770        465,770
                                                --------------------------------------------------------------------
Net appreciation                                $36,712       $1,603       $167,434        $ 191,827      $ 397,576
                                                ====================================================================

                  First Financial Bancorp Thrift Plan and Trust

3. INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5 percent or more of the Plan's net assets are as follows:

                                                         DECEMBER 31
                                                   1997               1996
                                                ------------------------------

   First Financial Bancorp common stock         $28,585,664        $18,279,281
   EB Money Market Fund                                   -          2,688,215
   Victory Diversified Stock Fund                         -          2,839,423
   Prime Corporate Money Fund                     2,940,052                  -
   S&P Depository Receipts Trust                  4,464,875                  -

4. INCOME TAX STATUS

The Internal Revenue Service ruled on March 3, 1996 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Administrative and other service fees are paid by the Plan Sponsor. The Trust is not charged for administrative services performed on its behalf by First Financial Bancorp.

The Trust invests in common stock of the Plan Sponsor.

On December 12, 1997, an affiliate of the Plan Sponsor became the Plan Trustee. Prior to December 12, 1997, the plan invested in a money market account and a common/collective trust which was sponsored by the Plan Trustee.

                  First Financial Bancorp Thrift Plan and Trust

6. YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has implemented a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect the Year 2000 issue to have a significant effect on plan operations.

                             SUPPLEMENTAL SCHEDULES

                  First Financial Bancorp Thrift Plan and Trust

                             EIN 31-1042001/Plan 002

           Line 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1997

                                                   NUMBER OF SHARES OR
IDENTITY OF ISSUE/DESCRIPTION OF ASSET              PRINCIPAL AMOUNT                    COST           CURRENT VALUE
--------------------------------------------------------------------------------------------------------------------

First Financial Bancorp common stock*                 592,449 shares                $ 8,449,403        $ 28,585,664

Goldman Sachs
   Prime Corporate Money Fund                        2,940,052 shares                 2,940,052           2,940,052

PDR Services Corporation
   S&P Depository Receipts Trust                       46,000 shares                  4,458,426           4,464,875

U.S. Government Treasury Notes:
   5.750%, due November 30, 2002                         $115,000                       115,108             115,108
   6.125%, due August 15, 2007                           $115,000                       117,965             118,198
   5.750%, due November 30, 2002                         $70,000                         70,066              70,066
   6.125%, due August 15, 2007                           $70,000                         71,805              71,947

Vanguard Bond Index Fund -
   Intermediate Term                                    113 shares                        1,150               1,157

Vanguard Index Fund - 500 Portfolio                      91 shares                        8,200               8,115
                                                                             ---------------------------------------

                                                                                    $16,232,175        $ 36,375,182
                                                                             =======================================

*Indicates party-in-interest to the Plan

                  First Financial Bancorp Thrift Plan and Trust

                             EIN 31-1042001/Plan 002

                 Line 27d - Schedule of Reportable Transactions

                      For the year ended December 31, 1997

                                                                                                             CURRENT
                                                                             EXPENSES                        VALUE OF
                                                                             INCURRED                        ASSET ON         NET
                                                 PURCHASE       SELLING        WITH         COST OF        TRANSACTION        GAIN
IDENTITY OF ISSUE/DESCRIPTION OF ASSET             PRICE         PRICE      TRANSACTION      ASSET            DATE           (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
Category (i)--single transactions in excess of 5 percent of plan assets

*   Goldman Sachs Prime Corporate Money Fund      $2,250,468   $        -        $ -       $        -     $ 2,250,468       $     -

*   Goldman Sachs Prime Corporate Money Fund               -    2,168,441          -        2,168,441       2,168,441             -
                                                                                                                                  -
*   Goldman Sachs Prime Corporate Money Fund               -    1,847,575          -        1,847,575       1,847,575             -

*   Goldman Sachs Prime Corporate Money Fund       4,028,053            -          -                -       4,028,053             -

*   PDR Services Corporation
      S&P Depository Receipts Trust                2,168,441            -          -                -       2,168,441             -

*   PDR Services Corporation
      S&P Depository Receipts Trust                1,847,575            -          -                -       1,847,575             -

*   KeyTrust EB Money Market Fund                          -    2,250,468          -        2,250,468       2,250,468             -

*   Victory Diversified Stock Fund                         -    4,028,053          -        3,410,033       4,028,053       618,020

Category (iii)--series of transactions in excess of 5 percent of plan assets

*   First Financial Bancorp common stock             870,710            -          -          870,710         870,710             -

*   First Financial Bancorp common stock                   -      525,874        368          198,594         525,506       326,912

*   KeyTrust EB Money Market Fund                  4,319,205            -          -        4,319,205       4,319,205             -

*   KeyTrust EB Money Market Fund                          -    7,007,421          -        7,007,421       7,007,421             -

*   KeyTrust Managed GTD Investment
      Contract Fund                                  462,356            -          -          462,356         462,356             -

*   KeyTrust Managed GTD Investment
      Contract Fund                                        -    1,129,377          -        1,035,974       1,129,377        93,403

                  First Financial Bancorp Thrift Plan and Trust

                             EIN 31-1042001/Plan 002

           Line 27d - Schedule of Reportable Transactions (continued)

                      For the year ended December 31, 1997

                                                                                                               CURRENT
                                                                                 EXPENSES                     VALUE OF
                                                                                 INCURRED                     ASSET ON         NET
                                                     PURCHASE        SELLING       WITH        COST OF       TRANSACTION       GAIN
IDENTITY OF ISSUE/DESCRIPTION OF ASSET                 PRICE          PRICE     TRANSACTION     ASSET           DATE          (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
Category (iii)--series of transactions in excess of 5 percent of plan assets (continued)

*  Goldman Sachs Prime Corporate Money Fund          7,792,299               -        -       7,792,299       7,792,299           -

*  Goldman Sachs Prime Corporate Money Fund                  -       4,852,247        -       4,852,247       4,852,247           -

*  PDR Services Corporation
     S&P Depository Receipts Trust                   4,458,462               -        -       4,458,462       4,458,462           -

*  Victory Diversified Stock Fund                    1,080,025               -        -       1,080,025       1,080,025           -

*  Victory Diversified Stock Fund                            -       4,252,995        -       3,584,469       4,252,995     668,526

   There were no category (ii) or (iv) reportable transactions during 1997.

*  Transaction occurred on the market.
   Note:  Rental expense is not applicable.

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this annual report to be signed by the undersigned thereunto duly authorized.

                                      FIRST FINANCIAL BANCORP
                                      THRIFT PLAN AND TRUST

Date: June 26, 1998                   By: /s/ BRIAN D. MORIARTY
                                          --------------------------------------
                                          Brian D. Moriarty
                                          Senior Vice President/
                                          Human Resources,
                                          First Financial Bancorp


                                          /s/ MICHAEL R. O'DELL
                                          --------------------------------------
                                          Michael R. O'Dell
                                          Senior Vice President,
                                          Chief Financial Officer, and Secretary
                                          First Financial Bancorp